MEMORANDUM

TO:	Brion Thompson

FROM:	Joshua Deringer

DATE:	September 21, 2010

RE:	Registration Statement of FEG Absolute Access Fund LLC

This memorandum summarizes the comments received from you on the above-referenced filing (the “Registration Statement”) and the Registrant’s responses.  Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Registration Statement

Confidential Private Placement Memorandum (the “Memorandum”)

1.           Expense example numbers on page 2 of the Memorandum appear to be incorrect.

Registrant has determined that there was an error in their calculation model which caused the 3, 5 and 10-year numbers to not be calculated cumulatively.  The correct expense example numbers should be $141 (3 years), $247 (5 years) and $368 (10 years).  The Registrant will correct those numbers in the Memorandum going forward and will provide a revised Memorandum to all investors who have already received the Memorandum. Additionally, Registrant will file an amendment to its Registration Statement with the SEC reflecting these changes.

Statement of Additional Information

2.           The column covering “Other Directorships Held by Director” on pages 17-18 should cover five years.

Registrant used the table proscribed in Form N-2, which does not highlight that the information needs to cover five years.  However, Registrant can confirm that this information covers a five-year period.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.